JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

October 1, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

Today's filing for the above registrant, pursuant to Rule 485(b)(1)(iii) under the Securities Act of 1933, is to designate a new effective date for the September 3, 2010, Post Effective Amendment No. 81.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.